KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

04 APR 15 AM 7:21

04024454

SUPPL

BY COURIER

Our Ref : KLK/SE

12 Apr 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
18 Mar 2004	Listed Companies Crop – February 2004
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
15 Mar 2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
19 Mar 2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
25 Mar 2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
26 Mar 2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
29 Mar 2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
7 Apr 2004	Batu Kawan Berhad
9 Apr 2004	Dato' Lee Oi Hian
9 Apr 2004	Dato' Lee Hau Hian
9 Apr 2004	Dato' Lee Soon Hian
9 Apr 2004	Di-Yi Sdn Bhd
9 Apr 2004	Elionai Sdn Bhd
9 Apr 2004	High Quest Holdings Sdn Bhd
9 Apr 2004	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
9 Apr 2004	Dato' Lee Oi Hian
9 Apr 2004	Dato' Lee Hau Hian

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dlw 4/20

cc JP Morgan Chase Bank
22/F, Chater House, 8 Connaught Road, Central, Hong Kong

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 18/03/2004 03:56:46 PM
Reference No KL-040318-B3035

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J C Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Listed Companies' Crop February 2004

* **Contents :-**

We submit below the crop figures for the month of **February 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419	169,860	201,325
Rubber (kg)	2,244,610	2,049,155	2,495,455

	2004								
	Jan	**Feb**	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	159,578	**139,936**							
Rubber (kg)	2,694,035	**2,355,623**							

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15/03/2004 01:28:23 PM
Reference No KL-040315-D99D3

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Disposed**	*	**09/03/2004**	*	**1,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,225,150**
	Direct (%)	: **5.38**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

*	**Total no of securities after change**	: **38,225,150**
*	Date of notice	: **09/03/2004**
	Remarks	:

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/03/2004 01:28:26 PM**
Reference No **KL-040319-D9274**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/03/2004**	* **300,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,925,150**
	Direct (%)	: **5.34**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **37,925,150**

* Date of notice : **12/03/2004**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/03/2004 01:28:25 PM
Reference No KL-040319-D9273

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/03/2004**	* **200,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,725,150**
	Direct (%)	: **5.31**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change**	:	**37,725,150**
* Date of notice	:	**16/03/2004**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/03/2004 11:53:38 AM
Reference No KL-040325-4D547

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **18/03/2004**	* **200,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,525,150**
	Direct (%)	: **5.29**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change**	:	**37,525,150**
* Date of notice	:	**18/03/2004**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/03/2004 10:04:59 AM**
Reference No **KL-040326-AE9DE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/03/2004**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,225,150**
Direct (%)	:	**5.24**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **37,225,150**

* Date of notice : **19/03/2004**

Remarks :

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29/03/2004 09:57:27 AM
Reference No KL-040329-A4963

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

04 APR 15 PM 7:21

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/03/2004**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **37,125,150**
Direct (%) : **5.23**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **37,125,150**

* Date of notice : **22/03/2004**

Remarks :

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07/04/2004 02:55:46 PM
Reference No KL-040407-56C1D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
Direct (units) : **324,089,500**
Direct (%) : **45.65**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **324,089,500**

* Date of notice : **07/04/2004**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 02:18:27 PM**
Reference No **KL-040409-1BBD8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**330,200,400**
Indirect/deemed interest (%)	:	**46.51**

* **Total no of securities after change**	:	330,248,400
* Date of notice	:	**07/04/2004**
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 02:18:28 PM**
Reference No **KL-040409-1BBD9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **330,200,400**
	Indirect/deemed interest (%)	: **46.51**

* **Total no of securities after change** : **330,255,900**

* Date of notice : **07/04/2004**

Remarks :
sh

---

04 APR 15 7:21

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 03:52:25 PM**
Reference No **KL-040409-A32CE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

*	Circumstances by reason of which change has occurred	: **Direct Interest**
*	Nature of interest	: **Direct**
	Direct (units)	: **800,000**
	Direct (%)	: **0.11**
	Indirect/deemed interest (units)	: **330,200,400**
	Indirect/deemed interest (%)	: **46.51**

* **Total no of securities after change** : **331,000,400**

* Date of notice : **07/04/2004**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 02:18:26 PM**
Reference No **KL-040409-1BBD7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**01/04/2004**	*	**2,800**	
	Acquired		**06/04/2004**		**200,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **330,200,400**

Indirect/deemed interest (%)	:	**46.51**
* **Total no of securities after change**	:	330,200,400
* Date of notice	:	07/04/2004
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 03:49:52 PM**
Reference No **KL-040409-A32CB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

**Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **330,200,400**

Indirect/deemed interest (%)	:	**46.51**
* **Total no of securities after change**	:	330,200,400
* Date of notice	:	**07/04/2004**
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/04/2004 03:50:55 PM
Reference No KL-040409-A32CC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

**Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**330,200,400**

Indirect/deemed interest (%)	:	**46.51**
* **Total no of securities after change**	:	**330,200,400**
* Date of notice	:	**07/04/2004**
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 03:51:46 PM**
Reference No **KL-040409-A32CD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad, Wisma Taiko,
1 Jalan S.P. Seenivasagam, 30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	
Acquired	**06/04/2004**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**326,450,400**

	Indirect/deemed interest (%)	:	**45.98**
*	**Total no of securities after change**	:	**330,200,400**
*	Date of notice	:	**07/04/2004**
	Remarks	:	

sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2004 02:18:29 PM**
Reference No **KL-040409-1BBDA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	**7.050**
Acquired	**06/04/2004**	**200,000**	**7.050**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**330,200,400**
Indirect/deemed interest (%)	:	**46.51**
* Date of notice	:	**07/04/2004**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/04/2004 02:18:30 PM
Reference No KL-040409-1BBDB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01/04/2004**	* **2,800**	**7.050**
Acquired	**06/04/2004**	**200,000**	**7.050**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **330,200,400**
Indirect/deemed interest (%) : **46.51**
* Date of notice : **07/04/2004**

Remarks :